================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                               AMENDMENT NO. 1 to
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
             OR SECTION 13(e)(1) THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                          INTERNET CAPITAL GROUP, INC.
                       (Name of Subject Company (Issuer))
                          INTERNET CAPITAL GROUP, INC.
                        (Name of Filing Person (Offeror))

                  5 1/2 Convertible Subordinated Notes due 2004
                         (Title of Class of Securities)

                                   46059C AA4
                     (Cusip Numbers of Class of Securities)

                                   ----------

                              Henry N. Nassau, Esq.
                           Managing Director, General
                              Counsel and Secretary
                          Internet Capital Group, Inc.
                              435 Devon Park Drive
                                  600 Building
                            Wayne, Pennsylvania 19087
                                 (610) 989-0111

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
   of Person Authorized to Receive Notices and Communications on Behalf of the
                               Filing Person(s))

                                   ----------

                                    Copy to:
                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                                   ----------

                            CALCULATION OF FILING FEE

============================================================= ============================================================
                   Transaction Valuation*                                         Amount of Filing Fee

------------------------------------------------------------- ------------------------------------------------------------
                         $42,185,000                                                    $8,437
============================================================= ============================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5 1/2% Convertible Subordinated Notes due 2004.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:          $8,437                         Filing party:                  Internet Capital Group, Inc.
Form or Registration No.         File No. 5-57841               Date Filed:                    July 26, 2002

|_| Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_| third party tender offer subject to Rule 14d-1
|X| issuer tender offer subject to Rule 13e-4
|_| going private transaction subject to Rule 13e-3
|_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

         Internet Capital Group, Inc. ("Purchaser"), a Delaware corporation, hereby amends the Tender Offer Statement on Schedule TO, originally filed on July 26, 2002 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $143,000,000 aggregate principal amount of Purchaser's outstanding 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") at a price not greater than $295 nor less than $250 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated July 26, 2002 (the "Offer to Purchase") and in the related letter of transmittal (which, with respect to the Notes, as amended or supplemented from time to time, together constitute the "Offer"). The Offer will expire at 12:00 Midnight, New York City time, on August 23, 2002, unless extended. This Tender Offer Statement on Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

         Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and Schedule TO.

Item 4.  Terms of the Transactions.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first two paragraphs under the subheading "Incorporation of Documents by Reference" on page iii of the Offer to Purchase in their entirety with respect to the Offer as follows:

         The following documents filed by Purchaser with the Commission are incorporated herein by reference and shall be deemed to be a part hereof:

         o Annual Report of Purchaser on Form 10-K, as amended, for the fiscal year ended December 31, 2001;
         o Quarterly Reports of Purchaser on Form 10-Q for the quarterly periods ended March 31, 2002 and June 30, 2002; and
         o Proxy Statement of the Purchaser filed April 29, 2002.

         Purchaser will file an amendment to the Schedule TO to incorporate by reference into the Offer to Purchase all documents filed by Purchaser pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Expiration Date, to the extent necessary to comply with applicable law. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document incorporated by reference herein modifies or supersedes such statement.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating paragraph (6) under Item 9, "Conditions to the Offer," in the Offer to Purchase in its entirety with respect to the Offer as follows:

         (6) there shall not be any change or changes that have occurred or are threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Purchaser or its subsidiaries that, in Purchaser's reasonable judgment, is materially adverse to either Purchaser or its subsidiaries;

Item 12.  Exhibits.

(a)(1)(i)+        Offer to Purchase.
(a)(1)(ii)+       Letter of Transmittal.
(a)(1)(iii)+      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)+       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)+        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)+       Notice of Guaranteed Delivery.
(a)(5)(i)+        Press Release issued by Internet Capital Group, Inc. on July 26, 2002.

+                 Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         INTERNET CAPITAL GROUP, INC.



                         By: /s/ Henry N. Nassau
                             ---------------------------------------------------
                             Henry N. Nassau
                             Managing Director, General Counsel and Secretary

                         Dated:  August 14, 2002

                                  EXHIBIT INDEX

Exhibit
Number                     Description
------                     -----------
(a)(1)(i)+        Offer to Purchase.
(a)(1)(ii)+       Letter of Transmittal.
(a)(1)(iii)+      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)+       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other  Nominees.
(a)(1)(v)+        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)+       Notice of Guaranteed Delivery.
(a)(5)(i)+        Press Release issued by Internet Capital Group, Inc. on July 26, 2002.

+                 Previously filed.